Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

Ceragon Networks Shareholder Aviat Networks Calls for Extraordinary General Meeting of Ceragon Shareholders and Nominates Five Highly Qualified, Independent Candidates for Election to the Ceragon Board of Directors

Calls for boardroom changes to address destruction of value at Ceragon and refusal to consider Aviat’s premium acquisition proposal

Urges Ceragon shareholders to vote for directors who will protect shareholder interests and consider value creation opportunities

AUSTIN, Texas – June 27, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today announced that it has requested an extraordinary general meeting of Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon”) shareholders for the purposes of increasing the size of the Ceragon Board of Directors to nine, removing three current directors, and electing five highly qualified and independent new directors to better represent the interests of all Ceragon shareholders. As of June 24, 2022, Aviat holds more than 5% of Ceragon’s outstanding shares, making it Ceragon’s third largest shareholder.

Aviat believes Ceragon’s current Board has overseen destruction of shareholder value and overlooked opportunities to create greater value. In particular, the Ceragon Board has neglected its responsibility to shareholders by refusing to engage constructively with Aviat, which has sought for months to negotiate the terms of a transaction that would deliver immediate and certain value greater than the continued execution of Ceragon’s standalone strategy. As announced separately today, Aviat has submitted a highly attractive nonbinding proposal to acquire all the outstanding shares of Ceragon for $2.80 per share in cash. Aviat is also open to offering a portion of the consideration in Aviat stock should Ceragon wish to provide the opportunity for its shareholders to share in the upside potential of the combined company.

Aviat seeks to replace three Ceragon directors who lack sufficient independence to make decisions in the best interests of all Ceragon shareholders. Each of the three has close ties to the company and to other companies founded, owned or formerly led by Ceragon Chairman Zohar Zisapel.

    Ira Palti served as Ceragon CEO from 2005 to 2021, during which time he oversaw the destruction of shareholder value, delivering total shareholder return of -21%, while Ceragon fell behind competitors in the development and delivery of 4G chips;
    Yael Langer is General Counsel at RAD Data Communications, founded by Zisapel and led by his brother, Yehuda Zisapel, and has served on the Ceragon Board since 2000, during which time Ceragon’s stock has fallen approximately 80%; and
    David Ripstein spent nine years as CEO of RADCOM, another company founded by Zisapel and a part of the RAD Group, of which Ceragon is also a member.

“Although we are disappointed that Ceragon’s Board has rejected our attempts to negotiate a transaction that would deliver compelling value to shareholders, we are pleased to give Ceragon shareholders the opportunity to vote for a Board that will consider strategic opportunities to unlock value and, most importantly, be accountable to shareholders,” said Aviat President and CEO Peter Smith. “We firmly believe shareholders will recognize that Ceragon’s leadership has demonstrated an inability to execute an effective business plan that drives growth and protects shareholders’ investments. We urge shareholders to support our highly qualified Board candidates to drive much-needed change.”

At the extraordinary general meeting, Ceragon shareholders will have the opportunity to vote for Aviat’s five nominees, all of whom are seasoned leaders in their respective fields with extensive experience leading and advising companies across sectors. Aviat urges shareholders to take advantage of this opportunity to select a meaningfully refreshed and qualified Board that can address the company’s dire financial underperformance, strategic deficiencies and haphazard management, substandard governance, and reverse Ceragon’s continued value destruction.

Aviat’s Nominees

    Michelle R. Clayman is the Founder, Managing Partner and Chief Investment Officer of New Amsterdam Partners LLC. She is a member of the Board of Trustees of Stanford University, where she also serves as Chair of the Advisory Council of the Michelle R. Clayman Institute for Gender Research. Ms. Clayman has served as President of the Society of Quantitative Analysts, as well as on the boards of the Institute of Quantitative Research in Finance and US SIF, the Forum for Sustainable and Responsible Investing. Ms. Clayman holds an MA in Philosophy, Politics and Economics from Oxford University and an MBA from Stanford University.

    Paul Delson serves as Vice President and General Counsel for the Troy Corporation, a leading performance chemical manufacturing company. Previously, Delson worked for First Solar, Inc., where he served as the Vice President, Associate General Counsel and Chief Compliance Officer. Prior to that, Delson was the Director, Legal Services at Applied Materials, Inc., where he focused on international business transactions, venture capital, corporate finance and M&A. Prior to Delson’s in-house work at Applied Materials, he worked for over 10 years in private practice. Delson earned a JD and an MBA from UCLA, and a BA in Organizational Behavior & Management from Brown University.

    Jonathan F. Foster is the founder and managing director of Current Capital Partners LLC. He has served on 35 boards, ranging from Fortune 500 companies to small, private and distressed companies. Prior to founding Current Capital Partners, he was a Managing Director at Lazard, where he worked on various industrial and services mergers and acquisitions, restructurings and financing transactions, EVP, COO and CFO for Toys R Us, and Managing Director and Co-Head of Diversified Industrials at Wachovia Securities. Mr. Foster holds a BBA in Accounting from Emory University and an MSc in Accounting and Finance from The London School of Economics.

    Dennis Sadlowski is an accomplished Chief Executive Officer, Board Member, and C-suite Advisor serving domestic and international businesses. He has led public and private equity companies globally, in various industrial manufacturing and services industries. Mr. Sadlowski served as the CEO of Siemens Energy and Automation, a $4 billion, 12,000-employee operating company of Siemens AG. He also served as the CEO of CECO Environmental, CEO of International Battery and COO (North America) of LSG Sky Chefs. Mr. Sadlowski holds a BS in Chemical and Nuclear Engineering from the University of California, Berkeley and an MBA from Seattle University.

    Craig Weinstock serves as Senior Vice President and General Counsel of National Oilwell Varco (NOV). Before joining NOV, Mr. Weinstock was a partner at Locke Lord Bissell & Liddell, LLP and a clerk for U.S. District Court Judge Robert Parker. He has counseled Boards of Directors, Audit Committees and management regarding securities, governance, anti-corruption, trade compliance and other matters, and has prosecuted and defended numerous cases involving complex securities and derivative issues. Mr. Weinstock holds a BA from the State University of New York at Albany and a JD from Vanderbilt University Law School.

Conference Call

As separately announced, Aviat will host a conference call for investors and industry analysts to discuss its proposal at 7:00 p.m. ET on June 27, 2022.

To listen to the live conference call, please dial toll-free at 1-877-830-2597 or the international dial-in at +1-785-424-1877 and use the conference ID: “ANICALL” or the call title “Investor Update Call”. We ask that you dial-in approximately 10 minutes prior to the start time. Accompanying slides will be available on Aviat’s investor relations website at the following address: https://investors.aviatnetworks.com/.

A replay of the call will be available on the Aviat investor relations website, or by dialing 800-938-1598 (Toll Free) or 402-220-1545 (Toll).

About Aviat Networks, Inc.

Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.

Forward-Looking Statements

The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitations, Aviat’s beliefs and expectations regarding the proposed transaction between Aviat and Ceragon and the results of the requested extraordinary general meeting of shareholders of Ceragon. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "could, " "may, " "might, " "potential," "seek," "should," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Risks and uncertainties that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements are discussed in our Annual Reports on Form 10-K and our other filings with the Securities and Exchange Commission.

The forward-looking statements included in this release are made as of the date hereof and, except as required by law, Aviat undertakes no obligation to update, amend, or clarify any forward-looking statement to reflect events, new information, or circumstances occurring after the date of this release.

Additional Information

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.

In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Investor Contacts

Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact

Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com
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